FUNDRISE 1351 H STREET, LLC
1519 Connecticut Avenue, NW Suite 200
Washington, DC 20036

June 15, 2012

<u>**VIA FEDERAL EXPRESS AND EMAIL**</u>

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Duc Dang

> Re:　**Request for Qualification for**
> **Fundrise 1351 H Street, LLC**
> **Regulation A Offering Statement on Form 1-A <u>(File No. 024-10313)</u>**

Dear Mr. Dang:

Fundrise 1351 H Street, LLC (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 12:00 p.m. Washington, D.C. time, on Tuesday, June 19, 2012, or as soon thereafter as possible. Please send a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualified time and date of the Offering Statement to our counsel, O'Melveny & Myers LLP , Attention: Martin Dunn, facsimile at (202) 383-5414. Mr. Dunn's direct line is (202) 383-5418.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (202) 584-0550.

Very truly yours,

FUNDRISE 1351 H STREET, LLC

By: Its Manager, Fundrise Fund LLC
By: Its Manager, Fundrise Fund Manager, LLC

By: _____
Name: Benjamin S. Miller
Title: Manager of Fundrise Fund Manager, LLC